
April 9, 2015

<u>Via E-mail</u>
Nate Engel
Chief Executive Officer
International Endeavors Corporation
43020 Blackdeer Loop
Temecula, California 92590

> **Re:** **International Endeavors Corporation**
> **Registration Statement on Form S-1**
> **Filed March 10, 2015**
> **File No. 333-202639**

Dear Mr. Engel:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. We note that the company's business is primarily that of acquiring and holding for investment real estate. Please file your next amendment on Form S-11 as required by General Instruction A to Form S-11.

Risk Factors, page 8

3.   Please add a risk factor that addresses the risk related to your net losses, including your auditor's opinion that there is substantial doubt about your ability to continue as a going concern.

4.   We note your disclosure on page 6 that you may conduct an offering of your shares in the future. Please add risk factor disclosure regarding the potential for dilution in the event this occurs.

As there is no public market, page 10

5.   Please revise your disclosure to clarify that you will seek to be quoted on the OTC-BB. Please make similar revisions on pages 12 and 14.

Description of Business, page 17

6.   Please provide us with support for all quantitative and qualitative business and industry data. For example only, we note your disclosure on page 18 regarding the projected costs for development, estimated grape yield per acre, cost of bottle production, and profit potential. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

7.   We note you currently own 10 acres of land. Please clarify the acreage devoted to your RV operations and the amount that will be devoted to a vineyard.

8.   We note your disclosure on page 17 that you plan to lease your 10 RV sites on a monthly basis. Please clarify whether you will only lease sites on a monthly basis or whether you may lease sites on a weekly basis or yearly basis and, if so, disclose whether the rental price would vary in those instances.

Special Note Regarding Forward-Looking Statements, page 21

9.   Please revise your disclosure in the last paragraph hereunder to clarify that the prospectus will be updated to the extent required by law.

Executive Compensation, page 22

10.   Please revise your table in accordance with Item 402(n) of Regulation S-K.

Note 1 – Summary of Significant Accounting Policies, page F-6

Revenue Recognition

11.   Please expand your disclosures to discuss your accounting policy for customer leases
        similar to what is within your critical accounting policy for revenue recognition on page
        27.   However, please also clarify what is meant by nonrefundable payments (after 10
        days) and expand to also discuss the typical duration of your lease agreements.   To the
        extent payments are refundable within the first 10 days please clarify your basis for full
        recognition upon receipt versus until the lapse of the refundable period.

Capital Expenditures

12.   Please tell us and expand your disclosures to discuss your accounting policy for land
        improvements.   Your discussion should include the types of costs that are capitalized and
        the periods in which they are capitalized.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
26

13.   Please revise your business or MD&A section to describe the company's plan of
        operation for the remainder of the fiscal year as required by Item 101(a)(2) of Regulation
        S-K. Provide details of your specific plan of operation, including detailed milestones, the
        anticipated time frame for beginning and completing each milestone, categories of
        expenditures and the expected sources of such funding. Please explain how the company
        intends to meet each of the milestones if it cannot receive funding.

Exhibits

14.   We note that you have filed Exhibits 3 and 3.1 as jpeg images. Please note that while it is
        appropriate to file electronic documents with images in them, it is not appropriate to file
        an entire document as an image. Refer to Rule 102(a) of Regulation S-T and Section 2.1
        of Volume II of the EDGAR Filer Manual. Please re-file the applicable exhibits in one of
        the correct document formats.

Signatures

15.   Please include the signature of your principal financial officer. See Instruction 1 to the
        Signatures on Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Peter McPhun, Staff Accountant, at (202) 551-3581 or Wilson Lee, Senior Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief